6/22

05009230

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AEON Co, Ltd

*CURRENT ADDRESS

PROCESSED

JUN 23 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34806   FISCAL YEAR 2-20-05

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dw

DATE: 6/23/05

ANNEX B

April 6, 2005

Brief Statement of the unconsolidated Financial Results for the Fiscal Year ended February 2005

Name of the Listed Company: AEON Co., Ltd. (non-consolidated)
Securities Exchange where Listed: The First Section of Tokyo Stock Exchange
Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)
Date of the Meeting of the Board of Directors approving the Closing Account: April 6, 2005
US GAAP: Not applicable

1. Earnings of the Fiscal Year ended February 20, 2005 (February 21, 2004~ February 20, 2005)

(1) Consolidated Operating Result

	Total Revenues		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Fiscal Year ended February 2005	1,830,282	3.7	17,392	△27.6	22,439	△18.7
Fiscal Year ended February 2004	1,764,365	3.7	24,017	△25.5	27,593	△18.5

	Net Income		Net Income per Share	Net Income per Share after adjustments for potential Shares	ROE	ROA (Recurring profit base)	Recuuring Profit Ratio of Net sales
		Yen	Yen	Yen	%	%	%
FYE Feb.2005	12,382	△21.6	17.75	—	3.4	2.2	1.2
FYE Feb.2004	15,795	△7.6	47.43	—	5.2	2.9	1.6

Note 1 Average Number of Shares Outstanding (consolidated):

Fiscal Year ended February 2005 697,568,136 shares

Fiscal Year ended February 2004 333,024,536 shares

Note 2 Amendment to Accounting Method: Not applicable

Note 3 The percentage indications of Total Revenues, Operating Income, Recurring Profit and Net Income show the rate change compared to previous interim period.

(2) Dividend paid out

	Dividend per share			Dividend in Total (entire year)	Dividend payout ratio	Dividend over SH. Equity
		Interim	FYE			
	Yen	Yen	Yen	Millions of Yen	%	Yen
FYE Feb.2005	12.00	—	12.00	8,698	67.6	2.1
FYE Feb.2004	22.00	—	22.00	7,326	46.4	2.4

(3) Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended February 2005	1,038,783	417,202	40.2	575.54
Fiscal Year ended February 2004	980,148	307,846	31.4	924.40

Note ①Number of shares outstanding on term end (consolidated):

Fiscal Year ended February 2005 724,887,378 shares

Fiscal Year ended February 2004 333,021,215 shares

②Number of Treasury shares

Fiscal Year ended February 2005 521,378 shares

Fiscal Year ended February 2004 253,459 shares

2. Forecast of Non-Consolidated Earnings for Fiscal Year ending February 2006 (February 21, 2005 ～February 20, 2006)

	Total Revenues	Operating Income	Recurring Profit	Net Income	Dividend per share		
					Interim	FYE	
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim Fiscal Year	910,000	2,000	8,000	△12,500	—	—	—
Whole Fiscal Year	1,880,000	20,000	25,000	2,000	—	12.00	12.00

[Footnotes: Translation Omitted]

Important Matters in Forming the Basis of Preparing the Interim Consolidated Financial Charts
[Translation Omitted]

Amendments in Accounting Processing Method
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

NON-CONSOLIDATED PROFIT AND LOSS STATEMENTS

(unit: millions of yen)

Item	This Fiscal Year (February 20,2005)		Previous Fiscal Year (February 20,2004)	
	Amount	Ratio	Amount	Ratio
(Assets)		%		%
I Current Assets				
1 Cash on hand and in bank	52,175		17,363	
2 Notes receivable	368		400	
3 Accounts receivable	12,753		13,819	
4 Merchandise inventories	128,240		119,926	
5 Supplies	426		462	
6 Prepaid Expences	2,558		2,774	
7 Deferred tax assets	7,499		6,005	
8 Leasehold deposits repayable within one year	24,334		17,098	
9 Other receivables	5,213		5,195	
10 Others	4,372		4,628	
Allowance for doubtful accounts	(164)		(144)	
Total Current Assets	237,777	22.9	187,530	19.1
II Fixed Assets				
(1) Tangible Fixed Assets				
1 Buildings and structures	252,881		241,990	
2 Furniture and fixtures	25,488		20,269	
3 Land	84,949		87,801	
4 Construction in progress	7,579		3,365	
5 Vehicles	17		17	
Total tangible fixed assets	370,916	35.7	353,443	36.1
(2) Intangible Fixed Assets				
1 Software	20,556		19,620	
2 Others	35,518		41,892	
Total Intangible Fixed Assets	56,074	2.3	61,512	2.7
(3) Investments and other assets				
1 Investment securities	56,842		47,447	
2 Investment in subsidiaries and affiliates	123,957		130,058	
3 Equity Investments in forms other than Capital Stocks	5,014		5,038	
4 Equity Investments in subsidiariesa and affiliates in forms other then Capital Stocks	1,309		1,309	
5 Long-term loans made	1,215		239	
6 Doubtful accounts	31,206		32,801	
7 Long-term prepaid expence	22,351		16,970	
8 Deferred tax assets	23,135		30,930	
9 Deposits	176,475		184,645	
10 Store rent suspence account	2,339		1,692	
5 Others	1,890		2,450	
Allowance for doubtful accounts	(39,742)		(40,715)	
Total investment and other assets	405,995	39.1	412,867	42.1
Total fixed assets	800,491	77.1	792,618	80.9
III Deferred Assets				
Stock issue costs	515		-	
Total Deferred Assets	515	0.0	-	-
Total Assets	1,038,783	100.0	980,148	100.0

Item	This Fiscal Year (February 20,2005)		Previous Fiscal Year (February 20,2004)	
	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%
I Current Liabilities				
1 Notes Payable	79,973		79,518	
2 Accounts Payable	101,896		98,670	
3 Short-term borrowings (other than commercial paper)	11,000		6,057	
4 Curernt portion of long-term debt	30,158		13,902	
5 Current portion of bonds	20,000		-	
6 Commercial paper	-		25,000	
7 Accounts payable-other	21,994		21,239	
8 Accrued expences	21,569		19,798	
9 Income taxes payable	539		3,922	
10Accrued consumptuion taxes	3,890		4,219	
11 Advance payments received	1,900		9,995	
12 Deposits payable	55,346		53,204	
13 Accrued bonuses	3,574		3,727	
14 Provision for store closing expenses	2,016		2,488	
15 Acceptance payable for facilities	22,620		18,579	
16 Gift Certificates outstanding	15,169		14,426	
11 Others	7,877		7,484	
Total current liabilities	399,529	38.4	382,233	39
II Fixed Liabilities				
1 Bonds	65,000		85,000	
2 Long-term debt	53,888		82,547	
4 Reserve for retirement grants	4,475		20,943	
5 Provisions for losses on investment	2,814		4,487	
6 Provision for store closing expenses	2,352		1,708	
7 Provision for contingent liabilities	1,790		1,447	
8 Lease deposits from lessees	90,331		92,320	
9 Others	1,398		1,614	
Total Fixed Liabilities	222,051	21.4	290,068	29.6
Total of Liabilities	621,581	59.8	672,302	68.6
(Equity)				
I Common stock	101,798	9.8	51,296	5.2
II Capital surplus	167,710	16.2	117,235	12
III Retained earnings	139,061	13.4	134,005	13.7
IV Unrealized gain on available-for-sale securities	9,354	0.9	5,995	0.6
V Treasury Stock	(721)	-0.1	(687)	(0.1)
Total of equity	417,202	40.2	307,846	31.4
Total of Liabilities, Minority Interests and Equity	1,038,783	100.0	980,148	100.0

Non-CONSOLIDATED PROFIT AND LOSS STATEMENTS

Item	This Fiscal Year (February 21, 2004 – February 20, 2005)		Previous Fiscal Year (February 21, 2003 – February 20, 2004)	
	Amount	Ratio	Amount	Ratio
		%		%
I Net sales	1,734,661	100.0	1,676,112	100.0
II Cost of sales	1,294,544	74.6	1,251,271	74.7
Gross profit on sales	440,116	25.4	424,841	25.3
III Rental and other revenues	95,621	5.5	88,252	5.3
Gross profit	535,737	30.9	513,094	30.6
IV Selling, general and administrative expenses	518,345	29.9	489,076	29.2
Operating Income	17,392	1.0	24,017	1.4
V Non-operating income	11,933	0.7	9,776	0.6
Interest income	590		473	
Dividend income	8,081		6,624	
Others	3,263		2,678	
VI Non-operating expenses	6,886	0.4	6,200	0.4
Interest expense (excluding bond coupons)	1,845		2,166	
Interest expense (bond coupons only)	1,811		1,811	
Provision for bad debt	932		350	
Provision for contingent losses	342		287	
Others	1,953		1,584	
Recurring profit	22,439	1.3	27,593	1.6
VII Special profit	10,951	0.6	4,743	0.3
Gain on sales of affiliated companies	8,283		619	
Gain on sales of Fixed Assets	1,356		739	
Receipts from insurance due to natural disaster	740		1,080	
Gain from reversal of store closing loss reserve	–		979	
Gain on sales of marketable securities	–		479	
Gain from reversal of investment loss reserves	–		408	
	–		437	
VIII Special loss	15,779	0.9	6,736	0.4
Loss due to changes in retirement plan	4,669		–	
Nonrecurring Depreciation of Fixed Asset	4,367		–	
Re-appraisal of investments in subsidiaries	1,861		–	
Losses due to natural disasters	1,371		817	
Provision for store closing expenses	986		–	
Write-off cost for fixed assets	697		887	
Losses on sales of store lease deposits	–		1,077	
Provision for bad debt	–		975	
Others	1,826		2,977	
Income before tax	17,611	1.0	25,600	1.5
Corporate and other taxes	1,195		7,278	
Defferred income tax	4,034		2,526	
Net Income	12,382	0.7	15,795	0.9
Retained Earnings at the beginning of the fiscal year	5,570		5,399	
End of the Year Retained Earnings before Dividend and adjustments	17,952		21,194	

STATEMENT OF PROFIT SURRPLUS

(unit: millions of yen)

Item	This Fiscal Year (February 21, 2004 – February 20, 2005)		Previous Fiscal Year (February 21, 2003 – February 20, 2004)	
1. End of the Year Retained Earnings before Dividend and adjustments		17,952		21,192
II Adjustments on retained earnings (plus)	1,057		720	
		19,011		21,916
III				
1 Dividend	8,698			7,326
2 Adjustments on retained earnings (minus)	871		9,018	
		9,570		16,345
IV Retained earnings carried over to the next term		9,440		5,570
Date of General Shareholder's approval	April 6th, 2005		April 7th, 2004	

ANNEX C

Stock code 8267

April 22, 2005

ÆON Co., Ltd.
1-5-1 Nakase, Mihama-ku
Chiba-shi, Chiba
President and Representative Executive Officer: Motoya Okada

To the Shareholders of ÆON Co., Ltd:

Notice of the 80th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 80th Ordinary General Meeting of Shareholders of ÆON Co., Ltd., which will be held as described below.

For those who will be attending the meeting in person, we request that you submit the enclosed Form for Exercising Voting Rights in Writing to a receptionist at the meeting site. For those who will not be able to attend, please examine the enclosed reference materials and vote your shares in one of the following ways: by filling in and affixing your seal to the enclosed Form for Exercising Voting Rights in Writing, and mailing it back to us or by voting over the Internet at http://www.web54.net by May 18, 2005.

The 80th Ordinary General Meeting of Shareholders

1. Date and Time: Thursday, May 19, 2005, 10:00 A.M.

2. Place: Makuhari Messe International Conference Hall
2-1 Nakase, Mihama-ku, Chiba-shi, Chiba
(The venue for the AGM is different to last year.)

3. Objectives of Meeting

Matters to be reported:

1. Consolidated Balance Sheet and Nonconsolidated Balance Sheet as of February 20, 2005; and Business Report, Consolidated Statement of Income, Nonconsolidated Statement Income and Appropriation of Retained Earnings for the 80th fiscal year (from February 21, 2004 to February 20, 2005)
2. Report of Independent Auditors and Audit Committee on audit results for the Consolidated Financial Statements

Matters to be resolved:

Agenda Item: Election of eight (8) members of the Board of Directors

---

To vote over the Internet, please access the site by using the code and temporary password that is printed on your Form for Exercising the Voting Rights in Writing, and then vote for or against each agenda item, following the directions that are shown on the screen.

Notes:

1. *This English version is a translation of points summarized from an original notice written in Japanese. When discrepancies in interpretation arise, the content of the Japanese notice shall take precedence.*
2. *The financial statements shown in this English-language notice are summaries of financial statements that are prepared in Japanese.*
3. *The Company's financial statements are prepared on the basis of generally accepted accounting principles in Japan.*
4. *However; please note that web voting is not available for example, in case if you are not a resident of Japan and have appointed a custodian in Japan of your shares according to the Rules for the Handling of Shares of the Company and other situations*

Reference:

ÆON Co., Ltd's ordinary share issue	*Local code: 8267* *SEDOL# 6480048* *ISIN# 3388200002*

Business Report

(Year ended February 20, 2005)

Business Review

Consolidated

In the year ended February 20, 2005, the ÆON Group, which comprises the parent company ÆON Co., Ltd. and 129 consolidated subsidiaries, posted consolidated total revenues of 4,195,843 million yen (118.3% of the previous year) and consolidated operating income of 146,777 million yen (111.0%, or a year-on-year increase of 14.5 billion yen). Including the results of 26 equity-method affiliated companies, ordinary income amounted to 156,099 million yen (118.8%, or a year-on-year increase of 24.7 billion yen) and net income amounted to 62,066 million yen (112.2% of the previous year). All these figures marked new record highs.

ÆON Co., Ltd. recorded lower profits despite a gain in sales. The Company faced the challenges of its dual role as holding company for the ÆON Group and as an operating company within the group in the GMS retailing sector. Reforms remain ongoing to upgrade management systems and rebuild GMS operations.

New shopping center (SC) developments play a leading role in generating sustained growth for the ÆON Group. These shopping centers feature ÆON Group's general merchandise retailer or supermarket as the core tenant, together with specialty retail outlets and amusement facilities. These shopping centers also incorporate all the extra services and functions necessary for a quality shopping experience, ranging from financial services, which make shopping easier and more convenient, to maintenance facilities designed to enhance building environments and mall developers, whose job is to manage the center in order to make it a highly attractive shopping destination.

In the year ended February 20, 2005, the ÆON Group opened 20 new GMS stores, 54 supermarkets and three Supercenters. These new openings contributed to a year-on-year gain in the number of ÆON Group credit cardholders of 800,000 and also played a major role in boosting overall consolidated performance, notably in the sectors of Shopping Center development and financial services.

As part of the Shopping Center development strategy, ÆON Co., Ltd. made its first public stock market offering in 25 years in August 2004 to finance continued growth.

In September 2004, ÆON also commenced a new branding campaign "singing ÆON" to promote the commitment that ÆON makes to customers. With a tagline of "Fun, Today, than Yesterday," the campaign promotes the ÆON shopping experience with surprises and new discoveries.

ÆON expects the retail business environment in Japan to remain severe while becoming increasingly competitive. The Company continues to strive to fulfill the expectations of shareholders through steady growth and a consistent focus on constructing a powerful business base and a foundation for future expansion.

Trends in operating results and assets

Years ended February 20; Millions of yen	2002	2003	2004	2005
Total revenues	2,934,592	3,086,504	3,546,215	4,195,843
Ordinary income	114,759	127,431	131,354	156,099
Net income (loss)	(16,139)	51,257	55,316	62,066
Net income (loss) per share (Yen)	(48.74)	154.86	165.57	88.71
Total assets	1,967,599	2,013,067	2,609,271	2,752,088
Total shareholders' equity	384,900	426,359	479,090	632,022
Shareholders' equity per share (Yen)	1,162.81	1,280.24	1,438.08	871.63

(Note) ÆON conducted a 1:2 common stock split in the year ended February 20, 2005. The figure for net income per share in this year is calculated as if the stock split had been conducted at the start of the financial year in question.

(1) Review of Operations

1. GMS and other retail store operations

[General merchandise store (GMS) operations]

In the year ended February 20, 2005, ÆON Co., Ltd. and ÆON Kyushu Co., Ltd. etc. opened 18 GMS stores and closed 14 stores, resulting in a total network of 436 GMS stores across Japan. The ÆON Group focused on creating competitive retail locations through the establishment of next-generation GMS developments based on a mall format, while continuing to pursue a scrap-and-build policy aimed at store renewal.

New efforts to generate synergy within the ÆON Group involved joint promotional initiatives with JUSCO, SATY and Posful. The ÆON Group also celebrated the tenth anniversary of the launch of the TOPVALU private-brand merchandise with the launch of new product designs, promotional packages and lower pricing. Following the introduction of the new consumption tax labeling system (in which all products must be labeled with the total price including tax), the sales prices of 1,320 daily essential items were effectively reduced by 5%.

Although the food divisions of ÆON Co., Ltd. and ÆON Kyushu Co., Ltd. continued to perform strongly, sales of apparel remained on a declining trend due to the effects of unseasonable weather and an ongoing restructuring of GMS apparel sections. Ongoing reforms, which included changes to merchandising processes, improved working practices of its employees, the development of private-brand products such as TOPVALU and more direct dealings with manufacturers, did generate positive results in some areas, but progress remained insufficient to boost overall segment performance. ÆON Co., Ltd. reported reduced profits on higher sales. Total revenues amounted to 1,830,282 million yen (103.7% of the previous year), operating income totaled 17,392 million yen (72.4%), ordinary income was 22,439 million yen (81.3%), and net income amounted to 12,382 million yen (78.4%).

In the year under review, Mycal Kyushu Corp. completed the corporate rehabilitation process under ÆON's sponsorship. Further progress was also made with a similar process involving Mycal Corp., resulting in the final settlement of around two-thirds of outstanding claims on Mycal Corp. worth approximately 200 billion yen. Same-store sales at the Mycal chain also continued to recover on a year-on-year basis as the stores underwent a revival. While still under rehabilitation, Mycal Corp. contributed 15.1 billion yen to consolidated operating income.

In overseas operations, ÆON Co. (M) Bhd. (formerly Jaya JUSCO Stores Bhd.) celebrated twenty years of local operations (Malaysia was the first overseas market which ÆON originally expanded into). The Company now ranks in the top two retailers in Malaysia in terms of both scale of turnover and profit, underlining its growth into one of the country's most famous and reputable retailers. ÆON Stores (Hong Kong) Co., Ltd. took advantage of an influx of people from the Chinese mainland, posting strong growth as a result. With ÆON Stores (Hong Kong) Co., Ltd. subsidiaries Shenzhen ÆON Friendship Co., Ltd. and Guangdong JUSCO Teem Stores Co., Ltd. both opening one new store each during the year, the total size of the ÆON network in the Asian region outside Japan reached 28 stores in the year ended February 20, 2005.

In September 2004, with the aim of reinforcing the base of operations in China and creating a stable procurement network, ÆON became the first Japanese retailer to gain approval for the establishment of a local retailing subsidiary in China using 100% foreign capital, ÆON (CHINA) CO., LTD.

[Supermarket and other retail store operations]

During the year ended February 20, 2005, ÆON's total supermarket network in Japan grew to 681 stores as the result of the opening of 54 new stores and the closing of 48 stores. Total segment sales and profits increased on a year-on-year basis. Maxvalu Tokai Co., Ltd. achieved a listing on the Second Section of the Tokyo Stock Exchange. On the other hand, efforts to develop a national supermarket chain continued to make steady progress, based on a two-pronged strategy of own growth and strategic tie-ups. Initiatives in the year under review included the conclusion of a business tie-up with Inageya Co., Ltd. and the acquisition through a stock transfer of JOY, a division of Sumitomo Coal Mining Co., Ltd. that operates supermarkets.

The ÆON Group also sought to enhance the competitiveness of supermarket operations through the promotion of joint bulk-purchasing initiatives, while retaining the regional character of merchandising policies to boost the local appeal of stores. As a result, this segment reported consolidated total revenues of 573.8 billion yen.

Convenience store chain Ministop Co., Ltd. opened 121 new stores and closed 89 stores during the year under review. Sales and profits both increased on a year-on-year basis as the chain enhanced training for franchisees and focused on the development of original merchandise, particularly high-margin fast food lines (sales of which expanded by 6.0% year-on-year).

2. Specialty store operations

The total number of outlets in specialty store operations increased by 94 stores during the year ended February 20, 2005, bringing the network total to 2,760 stores. Segment profits declined despite an increase in sales.

On a local currency basis, U.S.-based apparel chain Talbots (The Talbots, Inc.) posted lower profits on increased sales. The opening of 75 new stores achieved the total size of the Talbots chain to more than 1,000 outlets.

Apparel chain Cox Co., Ltd. launched Ikka, a new specialty private-label clothing brand where the firm manages all parts of the value chain from manufacture to distribution, but profits were still lower than the previous year. Women's fashion apparel chain Blue Grass Co., Ltd. and specialized footwear retailer Nustep Co., Ltd. both generated higher profits by cutting purchasing costs via reviews of planning functions and procurement channels. Mega Petro Co., Ltd., which develops gas stations on shopping center sites, posted sharply higher sales and profits as a result of successful moves to minimize the impact of soaring crude oil prices, which helped the chain to be more competitive on price.

3. Shopping Center (SC) development operations

Aggressive development programs together with improved management and operation of shopping centers resulted in substantial increases in both sales and profits.

During the year under review, ÆON Mall Co., Ltd. developed shopping centers on two new sites. Efforts to reinvigorate existing malls included increases in retail floor space, implementation of planned tenant renewals and a new focus on joint promotional and educational campaigns in partnership with tenants. Profits rose substantially as a result.

Equity-method affiliates Diamond City Co., Ltd. and LOC Development Co., Ltd. opened a total of eight large-scale malls. In the year ended February 20, 2005, the ÆON Group opened a total of 12 large-scale malls, which increased total commercial floor space by 800,000 sq. meters to approximately 8 million sq. meters. The increase was equivalent to about 40% of all new commercial floor space in shopping centers that opened in Japan during the year.

4. Service and other operations

ÆON Credit Service Co., Ltd. launched new affiliated credit cards in partnership with four retailers. Combined with the positive effects of new shopping center openings, these initiatives increased the total cardholder base as of February 2005 to 12.9 million, a gain of 800,000 compared with the previous year. Sales and profits rose substantially.

Also in this segment, Zwei Co., Ltd., a bridal information services agency, and Certo Co., Ltd., which provides business support services for auxiliary corporate functions, both listed on the JASDAQ stock market after posting strong performances. Amusement arcade operator ÆON Fantasy Co., Ltd. changed its Tokyo Stock Exchange listing from the Second Section to the First Section.

Business segment information

Year ended February 20, 2005; Millions of yen	Operating revenues	YOY%	Operating income	YOY%
GMS and other retail store operations	3,481,224	122.7	55,853	116.6
Specialty store operations	463,812	103.3	19,846	82.3
SC development operations	58,915	119.6	17,927	129.5
Service and other operations	575,311	114.6	53,436	116.7
	4,579,264	119.3	147,063	111.7
Eliminations	(383,420)	-	(286)	-
Consolidated	4,195,843	118.3	146,777	111.0

(Note) The main activities in each business segment are as follows:

GMS and other retail store operations
General merchandise stores (GMS), supermarkets, convenience stores, department stores, etc.

Specialty store operations
Specialty retail stores selling women's apparel, family casual apparel, health and beauty-care products, footwear, etc.

SC development operations
Development of shopping centers, leasing and management of commercial facilities, etc.

Service and other operations
Financial services, amusement facilities, food services, store maintenance, wholesaling, etc.

Overview of ÆON Co., Ltd. and ÆON Group (as of February 20, 2005)

Main Business of ÆON Group

The ÆON Group comprises the parent company, ÆON Co., Ltd., 129 consolidated subsidiaries and 26 equity-method affiliated companies. The main business of the group is retailing, with a core presence in general merchandise stores (GMS). The group also includes specialty stores operations, shopping center (SC) development operations and service and other operations.

Number of Stores of ÆON Group Businesses

(1) Head Office of ÆON Co., Ltd.

1-5-1, Nakase, Mihama-ku, Chiba-shi

(2) Numbers of stores by format

Format	Number of stores	Format	Number of stores	Format	Number of stores
General merchandise stores	464	Department stores	3	Financial services	57
Supermarkets	688	Convenience stores	2,681	Food services	572
Discount stores	42	Specialty stores	2,760	Other services	739
Home centers	97	Others	30	Total	8,133

Capital Financing and Investment (Consolidated)

Total capital investment at the consolidated level in new ÆON Group stores and the renewal of existing stores in the year ended February 20, 2005 amounted to 199.0 billion yen. Of this total, 100.2 billion yen was derived from a capital increase comprising a public offering and third-party share allotment that was undertaken by ÆON Co., Ltd. in August 2004 (issuance value of 3,431 yen per share), and the remaining amount was financed through internal cash flow. Residual proceeds from the capital increases conducted during the year will be invested in new store development.

Operating Performance and Financial Status of the Company

Years ended February 20; Millions of yen	2002	2003	2004	2005
Total revenues	1,670,142	1,701,210	1,764,365	1,830,282
Ordinary income	28,842	33,849	27,593	22,439
Net income (loss)	(37,507)	17,101	15,795	12,382
Net income (loss) per share (Yen)	(113.27)	51.67	47.43	17.75
Total assets	960,546	937,112	980,148	1,038,783
Total shareholders' equity	282,028	294,106	307,846	417,202
Shareholders' equity per share (Yen)	852.03	883.13	924.40	575.54

(Note 1) From the year ended February 20, 2004, in line with revisions to the Commercial Code of Japan, minor changes were made to the Japanese wording of the phrases corresponding to "net income (loss)" and "net income (loss) per share."

(Note 2) During the year under review, ÆON conducted a 1:2 common stock split on October 18, 2004. The figure for net income per share in the year under review is calculated as if the stock split had been conducted at the start of the financial year in question.

Share-related Information

(1) Number of shares authorized: 2,400,000,000 shares

(Note 1) The total number of authorized shares was increased from 600 million to 1,200 million by virtue of a resolution passed at the Ordinary General Meeting of Shareholders held on May 19, 2004.

(Note 2) The total number of authorized share's was increased from 1,200 million to 2,400 million as a result of a 1:2 common stock split undertaken on October 18, 2004.

(2) Number of shares issued and outstanding: 725,409,348 shares

(Note 1) A public offering of 27 million new shares was issued on August 6, 2004, as a result of which the total number of shares in issue increased to 360,274,674.

(Note 2) A third-party allotment of 2,430,000 new shares was issued on August 17, 2004, as a result of which the total number of shares in issue increased to 362,704,674.

(Note 3) A 1:2 common stock split was undertaken on October 18, 2004, as a result of which the total number of shares in issue increased to 725,409,348.

(3) Minimum share-trading unit: 100 shares

(4) Number of shareholders at year-end: 80,304

(5) The ten largest shareholders:

Thousands of shares	Shareholders' Investment in the Company		The Company's Investment in Major Shareholders	
	Number of Shares	Percentage of Total (%)	Number of Shares	Percentage of Total (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	65,214	9.00	-	-
Japan Trustee Services Bank (Trust Account)	43,199	5.96	-	-
Mizuho Corporate Bank, Ltd.	23,914	3.30	-	-
The Cultural Foundation of Okada	20,081	2.77	-	-
Aeon Group Environment Foundation	19,628	2.71	-	-
Norinchukin Bank	18,133	2.50	-	-
Nomura Securities Co., Ltd.	13,851	1.91	-	-
State Street Bank and Trust Company 505103	13,364	1.84	-	-
BNP Paribas Securities (Japan) Ltd.	12,104	1.67	-	-
Nippon Life Insurance Company	10,579	1.46	-	-

(Note 1) ÆON Co., Ltd. owns 9,336 shares in Mizuho Financial Group, Inc., which is the wholly owning parent company of Mizuho Corporate Bank, Ltd.

(Note 2) The portions of the shareholdings in ÆON Co., Ltd. of the banks listed above that are held for fiduciary purposes are as follows.

The Master Trust Bank of Japan, Ltd. (Trust Account):	*65,214 thousand shares*
Japan Trustee Services Bank (Trust Account):	*43,199 thousand shares*
State Street Bank and Trust Company 505103:	*13,364 thousand shares*
BNP Paribas Securities (Japan) Ltd.:	*12,104 thousand shares*

(6) Acquisition, disposition, sales, and holdings of treasury stocks

i. Acquisition of shares

Common stock	12,184 shares
Amount of shares acquired	¥39,050 thousand

ii Disposition of shares

Common stock	2,401 shares
Amount of shares acquired	¥4,990 thousand

iii Holdings as of the end of current fiscal year

Common stock	521,970 shares

(Note) Acquisitions and disposals of treasury stock in the year ended February 20, 2005 were due, respectively, to the purchase and sale of amounts of common stock of less than the minimum share-trading unit. No shares of treasury stock were retired during the year. Shares held at the year-end include 258,728 shares of treasury stock created through the 1:2 common stock split that was undertaken on October 18, 2004.

Directors and Executive officers

(1) Directors

Name	Position	Principal occupation
Toshiji Tokiwa	Chairman of the Board	
Motoya Okada	Nomination Committee; Compensation Committee	
Yutaka Furutani		
Yoshiki Mori		President and Representative Director of ÆON Credit Service Co. Ltd.
Tadashi Ogawa	Chairman, Compensation Committee; Audit Committee	Senior Adviser, Japan Tobacco Inc.
Yoshiharu Fukuhara	Nomination Committee; Audit Committee	Honorary Chairman of Shiseido Co., Ltd.
Minoru Makihara	Chairman, Nomination Committee	Advisor of Mitsubishi Corp.
Genzo Yamazaki	Chairman, Audit Committee; Compensation Committee	Lawyer

(2) Executive officers

Rank	Name	Position
President and Representative Executive Officer	Motoya Okada	
Senior Executive Vice President	Yutaka Furutani	
Executive Vice President	Naoki Hayashi	Personnel Management
Executive Vice President	Akihito Tanaka	Shopping Center Development Business
Executive Vice President	Fukunobu Hirashima	New Stores and Renovations
Senior Vice President	Tatsuichi Yamaguchi	Asia Operations
Senior Vice President	Hisateru Taniuchi	Internal Audit
Senior Vice President	Yoichi Kimura	Finance & Accounting and Affiliated Companies
Senior Vice President	Kunio Nakamura	Supercenter Business
Senior Vice President	Atsunobu Agata	Information Technology
Senior Vice President	Noriyuki Murakami	Sales Planning
Senior Vice President	Kunihiko Hisaki	Merchandising
Senior Vice President	Shouhei Murai	Operations
Vice President	Masaaki Toyoshima	Corporate Strategy and Business Ethics, and General Manager, Corporate Strategy Department
Vice President	Shigeyuki Hayamizu	Corporate Business Development

Rank	Name	Position
Vice President	Keiichi Ishimoto	General Manager, Store Development Division
Vice President	Toshio Kawamoto	General Manager, Chubu Regional Company
Vice President	Teiichiro Noguchi	Head, Fashion Marketing Department
Vice President	Kenzo Kurimoto	General Manager, GM (Apparel) 2 Merchandising Division
Vice President	Akinori Yamashita	General Manager, Affiliated Companies
Vice President	Tetsu Tomonaga	General Manager, Supply Chain Management
Vice President	Akira Fujimoto	General Manager, SSM (Food) Merchandising Division
Vice President	Akio Kaguri	General Manager, Maxvalu Division
Vice President	Yasuhide Chikazawa	General Manager, Kanto Regional Company
Vice President	Yuichiro Okauchi	General Manager, Nishi Nihon Regional Company
Vice President	Yuiken Tsutsumi	General Manager, Corporate Communications Department
Vice President	Minoru Mukai	General Manager, Home Fashion Merchandising Division
Vice President	Tadanori Uemura	General Manager, Kita Nihon Regional Company

(Note 1) Directors Tadashi Ogawa, Yoshiharu Fukuhara, Minoru Makihara and Genzo Yamazaki are all external directors as stipulated in the provisions of Section 8.4 of Article 21 of the Law Concerning the Japanese Commercial Code and Special Treatment Under the Code for the Audit, etc. of Kabushiki Kaisha.

(Note 2) In addition to their positions as directors, Motoya Okada and Yutaka Furutani both concurrently hold positions as executive officers.

(Note 3) The following personnel changes occurred during the year ended February 20, 2005:

- *May 19, 2004: Chairman and Representative Executive Officer Toshiji Tokiwa, Executive Vice Presidents Yoshiki Sakamoto and Mitsuo Hoshina, and Executive Officer Hiroaki Nagao all retired from these positions upon the completion of their respective terms.*
- *May 19, 2004: Shouhei Murai, Keiichi Ishimoto, Toshio Kawamoto, Kenzo Kurimoto, Akinori Yamashita, Tetsu Tomonaga, Akira Fujimoto, Akio Kaguri, Yasuhide Chikazawa, Yuichiro Okauchi, Yuiken Tsutsumi and Tadanori Uemura were each newly elected and appointed as executive officers.*
- *May 19, 2004: Executive Vice Presidents Naoki Hayashi, Akihito Tanaka and Fukunobu Hirashima and Senior Vice Presidents Kunihiko Hisaki and Shouhei Murai were each elected and appointed to their respective positions.*

Corporate governance

Measures to Improve Corporate Governance and Implementation Status

After receiving the approval of shareholders at the Ordinary General Meeting of Shareholders held in May 2003, ÆON Co., Ltd. changed its system of governance from the "Statutory Auditor" system to the "Company with Committees" system. By introducing a clear separation between business oversight (directors) and operational management functions (executive officers), the new system delegates substantially more authority to executive officers, enabling ÆON to realize faster decision-making at the senior management level in the pursuit of its "Global 10" (our vision to achieve the level of global top-10 retail group) objectives. The system is also intended to boost shareholder returns by strengthening management oversight by directors, thereby improving transparency while maintaining objectivity.

(1) Implementation status of "Company with Committees" system

Board of Directors Meeting:	met 7 times
Nomination Committee:	met twice
Audit Committee:	met 13 times
Compensation Committee:	met 5 times

(2) Concept of ÆON Advisory Committees

At the core of ÆON's business philosophy are the ideas of always putting the customer first, of helping preserve the environment, and of contributing to the welfare of society. To prevent the formulation of policies specifically related to these goals from being negatively affected by restricted corporate perspectives or internal value bias, ÆON has established original advisory councils to enable the Company to receive the knowledge and advise of outside experts. These include the Customer Advisory Council, and the Social Responsibility Advisory Council, which discusses ways of creating a brighter future for all. These bodies each met twice during the year.

Director and Executive Officer Compensation and Non-Financial Remuneration

From February 21, 2004 to February 20, 2005

Millions of yen	Directors		Executive officers		Total		Remarks
	Number paid	Amount paid	Number paid	Amount paid	Number paid	Amount paid	
Remuneration based on Compensation Committee resolution	-	-	20	81	20	81	(Note 1)
Base remuneration based on Compensation Committee resolution	5	69	31	631	36	700	

(Note 1) This remuneration for executive officers was determined by resolution of the Compensation Committee meeting held on April 7, 2004 based on consolidated performance for the year ended February 20, 2004 and paid during the year ended February 20, 2005. By resolution of the Compensation Committee meeting held on April 6, 2005, executive officers will not receive any remuneration of this type based on performance in the year ended February 20, 2005.

(Note 2) No director or executive officer received any non-financial remuneration (for instance, in the form of returns on financial assets as payment for other duties).

(Note 3) As of February 20, 2005, the payroll of ÆON Co., Ltd. included eight (8) directors and twenty-eight (28) executive officers, of whom some had retired during the year under review. Three (3) directors also held concurrent positions as executive officers, but none of these received any compensation in their capacity as director.

(Note 4) Amounts paid to executive officers during the year ended February 20, 2005 included a payment of 47 million yen to the President and Representative Executive Officer.

(Note 5) Aside from the remuneration detailed above, based on the resolution concerning the abolition of the compensation system governing severance payments to directors on retirement that was approved at the Ordinary General Meeting of Shareholders held on May 15, 2003, payments totaling 81 million yen were also made to three executive officers who retired during the year ended February 20, 2005.

Group Status

(1) Major subsidiaries and affiliates

	Capital	Voting Rights Percentage	Major Businesses
The Talbots, Inc.	US$441,315 thousand	57.02	Ladies' fashion retailing
MYCAL Corporation	¥20,000 million	100.00	General merchandise retailing
ÆON Credit Service Co., Ltd.	¥15,466 million	50.36	Financial services
Kasumi Co., Ltd.	¥12,790 million	30.48	Supermarket
Diamond City Co., Ltd.	¥8,154 million	28.01	Mall development
ÆON Mall Co., Ltd.	¥7,796 million	56.03	Mall development; insurance agency
AEON Co.(M) Bhd.	M$196,109 thousand	47.70	General merchandise retailing
Ministop Co., Ltd.	¥7,491 million	51.95	Convenience stores
Cox Co., Ltd.	¥4,503 million	72.99	Family casual fashion retailing
Posful Corporation	¥4,099 million	30.14	General merchandise retailing
AEON Credit Service (Asia) Co., Ltd.	HK$269,477 thousand	66.22	Financial services
Maxvalu Chubu Co., Ltd.	¥3,850 million	58.56	Supermarket
Japan Maintenance Co., Ltd.	¥3,238 million	60.06	Maintenance services
ÆON Kyushu Co., Ltd.	¥2,244 million	75.48	General merchandise retailing
Maxvalu Tokai Co., Ltd.	¥2,167 million	72.88	Supermarket
AEON Stores (Hong Kong) Co., Ltd.	HK$115,158 thousand	71.64	General merchandise retailing
ÆON Fantasy Co., Ltd.	¥1,747 million	67.32	Amusement arcade operator services
Maxvalu Nishinihon Co., Ltd.	¥1,667 million	63.80	Supermarket
Blue Grass Co., Ltd.	¥1,584 million	72.07	Young casual fashion retailing
Sunday Co., Ltd.	¥1,345 million	20.08	Home center
Maxvalu Tohoku Co., Ltd.	¥1,335 million	74.11	Supermarket
Certo Corporation	¥1,222 million	80.62	Business supplies, vending machines
Maxvalu Hokkaido Co., Ltd.	¥1,176 million	57.96	Supermarket
Kraft Inc.	¥920 million	21.00	Dispensing pharmacies
MYCALKYUSHU Corporation	¥900 million	66.67	General merchandise retailing
ÆON Forest Co., Ltd.	¥887 million	98.41	Cosmetics and sundries retailing
AEON Thana Sinsap (Thailand) Plc.	THB250 million	63.12	General merchandise retailing
Medical Ikkou Co., Ltd.	¥737 million	25.07	Dispensing pharmacies
Zwei Co., Ltd.	¥444 million	82.48	Bridal information services

(Note) Voting right percentages also include indirect ownership stakes.

(2) Scope of consolidation and consolidated performance

In the year ended February 20, 2005, consolidated total revenues totaled 4,195,843 million yen and consolidated net profit amounted to 62,066 million yen. For further details, please refer to "Consolidated Group Business Review."

[Subsequent Events]

On March 10, 2005, ÆON Co., Ltd. concluded a strategic business tie-up with Carrefour S.A. of France. Under the terms of this agreement, ÆON acquired all the shares of Carrefour Japan owned by Carrefour S.A., thereby creating a new wholly owned subsidiary, and secured exclusive sales rights in Japan to Carrefour's range of private-brand goods (Carrefour Japan operated eight general merchandise stores in Japan that generated sales of 43.8 billion yen in the year ended December 2004). The agreement also allows ÆON to take advantage of economies of scale resulting from access to the global sourcing network of Carrefour S.A.
ÆON subsequently changed the name of Carrefour Japan to ÆON Marché Co., Ltd.

(Note 1) Financial figures and numbers of shares stated in this report have been rounded down, ignoring any amounts less than the unit in question.

(Note 2) Sales figures stated in this report do not include consumption taxes.

Consolidated balance sheet

As of February 20, 2005; Millions of yen

Assets		Liabilities	
Current assets	**1,243,728**	**Current liabilities**	**1,047,757**
Cash and deposits	278,934	Notes and accounts payable	485,169
Notes and accounts receivable	214,019	Short-term borrowings	78,985
Marketable securities	6,603	Current portion of long-term debt	113,965
Merchandise inventories	287,894	Current portion of bonds	22,765
Deferred tax assets	20,513	Commercial paper	1,000
Finance receivable	355,041	Corporation taxes payable	26,948
Others	102,970	Accrued bonuses	8,711
Allowance for doubtful accounts	(22,248)	Current portion of accrued store closing expenses	6,124
		Current portion of secured and unsecured obligation under reorganization procedures	16,660
Fixed assets	**1,507,845**		
Tangible fixed assets	**946,021**	Notes payable for facilities and equipments	54,353
Buildings and structures	600,953	Others	233,071
Equipment and fixtures	93,323	**Long-term liabilities**	**870,842**
Land	236,003	Bonds, less current portion	125,150
Construction in progress	15,482	Long-term debt, less current portion	396,966
Others	257	Deferred tax liabilities	8,722
		Employees' termination benefits and pension liabilities	33,313
Intangible fixed assets	**56,074**		
Software	30,803	Retirement allowance for directors and corporate auditors	1,525
Others	25,270		
		Accrued store closing expenses, less current portion	5,576
Investments and other assets	**505,749**		
Investment securities	113,975	Allowances for contingent losses	1,790
Deferred tax assets	25,898	Secured and unsecured obligation under reorganization procedures	60,953
Fixed leasehold deposits	322,445		
Store rent suspense accounts	5,540	Lease deposits from lessees	153,474
Others	101,011	Goodwill	75,966
Allowance for doubtful accounts	(63,121)	Others	7,404
		Total liabilities	**1,918,599**
Deferred assets	**515**	**Minority interests in consolidated companies**	**201,465**
Stock issue costs	515		
		Shareholders' equity	
		Common stock	**101,798**
		Capital surplus	**167,710**
		Retained earnings	**356,004**
		Net unrealized gains on available-for-sale securities	**12,454**
		Foreign currency translation adjustments	**(5,222)**
		Treasury stock	**(721)**
		Total shareholders' equity	**632,022**
Total assets	**2,752,088**	**Total liabilities, minority interests in income and shareholders' equity**	**2,752,088**

Consolidated statement of income

Year ended February 20, 2005; Millions of yen	
Total revenues	
Net sales	3,813,635
Rental and other revenues	382,208
	4,195,843
Operating expenses	
Cost of goods sold	2,782,590
Selling, general and administrative expenses	1,266,476
	4,049,066
Operating income	**146,777**
Nonoperating income	
Interest and dividend income	2,191
Amortization of goodwill	9,150
Equity in income of affiliated companies	2,735
Others	7,380
	21,457
Nonoperating expenses	
Interest expenses	6,929
Others	5,205
	12,135
Ordinary income	**156,099**
Extraordinary income	
Gain on sales of fixed assets	3,117
Gain on sales of investment securities	7,382
Gain on change in employees' retirement benefits plans	3,800
Others	9,634
	23,934
Extraordinary losses	
Loss on disposition of fixed assets	3,401
Loss on change in employees' retirement benefits plans	7,006
Depreciation of fixed assets	5,842
Provision for store closing expenses	5,169
Prior year adjustments	4,466
Others	17,325
	43,211
Income before taxes and other adjustments	**136,823**
Corporate, resident and enterprise taxes	43,589
Deferred taxes	5,687
Minority interest in earnings of consolidated companies	25,479
Net income	**62,066**

Nonconsolidated balance sheet

As of February 20, 2005; Millions of yen

Assets		Liabilities	
Current assets	**237,777**	**Current liabilities**	**399,529**
Cash and deposits	52,175	Notes payable	79,973
Notes receivable	368	Accounts payable - trade	101,896
Accounts receivable - trade	12,753	Short-term borrowings	11,000
		Current portion of long-term debt	30,158
Goods	128,240	Current portion of bond	20,000
Supplies	426	Accounts payable - other	21,994
Prepaid expenses	2,558	Accrued expenses payable	21,569
Deferred tax assets	7,499	Corporation taxes payable	539
Accounts receivable - other	24,334	Consumption taxes payable	3,890
Leasehold deposits collectible within 1 year	5,213	Advances received	1,900
Others	4,372	Deposits received	55,346
Allowance for doubtful accounts	(164)	Accrued bonuses	3,574
		Current portion of accrued store closing expenses	2,016
Fixed assets	**800,491**		
Tangible fixed assets	**370,916**	Notes payable for facilities and equipments	22,620
Buildings	229,115	Others	23,047
Structures	23,766	**Long-term liabilities**	**222,051**
Vehicles and delivery equipment	17	Bonds, less current portion	65,000
Equipment and fixtures	25,488	Long-term debt, less current portion	53,888
Land	84,949	Employees' termination benefits and pension liabilities	4,475
Construction in progress	7,579		
		Allowance for losses on investments and others	2,814
Intangible fixed assets	**23,578**		
Software	20,556	Accrued store closing expenses, less current portion	2,352
Land lease rights	1,191		
Leaseholder rights	461	Allowances for contingent losses	1,790
Telephone subscription rights	207	Lease deposits from lessees	90,331
Others	1,161	Others	1,398
		Total liabilities	**621,581**
Investments and other assets	**405,995**	**Shareholders' equity**	
Investment securities	80,732	**Common stock**	**101,798**
Shares of subsidiaries	100,067	**Capital surplus**	**167,710**
Investments in subsidiaries	1,309	Additional paid-in capital	167,707
Long-term loans	1,215	Gain on sale of treasury stock	2
Long-term prepaid expenses	22,351	**Retained earnings**	**139,061**
Deferred tax assets	23,135	Legal reserve	11,770
Fixed leasehold deposits	178,815	Voluntary reserves	109,339
Others	38,111	Reserve for special depreciation	1,058
Allowance for doubtful accounts	(39,742)	Reserve for asset-reduction entries	9,480
		Special reserve for reduction entries for fixed assets	300
Deferred tax assets	**515**		
Stock issue costs	515	Special reserves	98,500
		Unappropriated profit, end of term	**17,952**
		Valuation differences on stocks etc.	9,354
		Treasury stock	**(721)**
		Total shareholders' equity	**417,202**
Total assets	**1,038,783**	**Total liabilities and shareholders' equity**	**1,038,783**

Nonconsolidated statement of income

Year ended February 20, 2005; Millions of yen	
Total revenues	
Net sales	1,734,661
Rental and other revenues	95,621
	1,830,282
Operating expenses	
Cost of goods sold	1,294,544
Selling, general and administrative expenses	518,345
	1,812,889
Operating income	**17,392**
Nonoperating income	
Interest and dividend income	8,671
Others	3,261
	11,933
Nonoperating expenses	
Interest expenses	3,656
Others	3,229
	6,886
Ordinary income	**22,439**
Extraordinary income	
Gain on sales of shares in subsidiaries	8,283
Gain on sales of fixed assets	1,356
Insurance income due to casualty	740
Others	571
	10,951
Extraordinary losses	
Loss on change in employees' retirement benefits plans	4,669
Depreciation of fixed assets	4,367
Valuation loss on shares in subsidiaries	1,861
Loss arising from casualty	1,371
Provision for store closing expenses	986
Others	2,524
	15,779
Income before taxes and other adjustments	**17,611**
Corporate, resident and enterprise taxes	1,195
Deferred taxes	4,034
	5,229
Net income	**12,382**
Retained earnings carried forward from previous term	5,570
Unappropriated profit at the end of the fiscal year	**17,952**

Appropriation of Retained Earnings and Rationale

1. Appropriation of retained earnings

Yen	
Unappropriated profit, end of term	**17,952,426,865**
Disposition of voluntary reserves	
Reversal of reserve for special amortization	306,839,058
Reversal of reserve for reduction entries for fixed assets	451,757,238
Reversal of special reserve for reduction entries for fixed assets	**300,651,426**
	1,059,247,722
	19,011,674,587
To be appropriated as follows:	
Cash dividends to shareholders	8,698,648,536
[Ordinary dividends per share of 12 yen]	
Reserve for special amortization	210,036,793
Reserve for reduction entries for fixed assets	300,651,425
Special reserve for reduction entries for fixed assets	361,458,228
	9,570,794,982
Retained earnings carried forward to next term	**9,440,879,605**

2. Rationale for appropriations

(1) Long-term policy on earnings appropriations

The return of profits to all shareholders, who are regarded as partners in the business, is an important management policy of ÆON. The Company will continue to strive to boost return on shareholders' equity and seek to pay stable dividends based on a duly considered payout ratio.

(2) Rationale for appropriations of retained earnings in year ended February 20, 2005

In view of the Company's stable dividend policy and the improvement in consolidated performance, the final dividend was increased by 1 yen per share from the level of the previous year, to 12 yen per ordinary share, despite a year-on-year reduction in net income of 3,413 million yen. Earnings retained from the year ended February 20, 2005 will be used to build new stores, expand existing facilities, reform the group's IT business processes, and invest in personnel training and educational activities.

3. Earliest date of dividend payments to shareholders

Monday, April 25, 2005

Reference Materials regarding Exercising Voting Rights

1. Number of Votes for All Shareholders 7,246,634

2. Agenda Item and Related Items

Agenda Item: Election of eight (8) members to the Board of Directors

The terms of office of all eight directors will end at this General Meeting of Shareholders. Accordingly, management submits for election to the Board of Directors eight candidates chosen by the Nomination Committee.

Candidate No.	Name (Date of Birth)	Career summary * The name of the Company in question when the director holds representative management status at such company			Number of the Company's stock owned
1	Toshiji Tokiwa (Feb. 6, 1940)	Apr.	1963	Joined the Dai-Ichi Bank, Ltd.	12,000
		Jun.	1992	Appointed Director, Dai-Ichi Kangyo Bank, Ltd.	
		May	1994	Appointed Managing Director, Dai-Ichi Kangyo Bank, Ltd.	
		May	1995	Appointed Senior Managing Director, Dai-Ichi Kangyo Bank, Ltd.	
		Jun.	1996	Became President and Representative Director, Chuo Real Estate, Ltd.	
		May	1999	Appointed Director and Adviser of the Company	
		Mar.	2000	Joined the Company	
		May	2000	Appointed Chairman and Representative Director of the Company	
		May	2003	Appointed Director and Chairman and Representative Executive Officer of the Company	
		May	2004	Appointed Director and Chairman of the Board of the Company (current position)	
		* WARNER MYCAL Corp.			
2	Motoya Okada (Jun. 17, 1951)	Mar.	1979	Joined the Company	409,496
		May	1990	Appointed Director of the Company	
		Feb.	1992	Appointed Managing Director of the Company	
		May	1995	Appointed Senior Managing Director of the Company	
		Jun.	1997	Appointed President and Representative Director of the Company	
		May	2003	Appointed Director and President and Representative Executive Officer of the Company (current position)	
		* Mycal Corp., a company now undergoing reorganization			
		* Laura Ashley Japan Co., Ltd.			
3	Yutaka Furutani (Sep. 12, 1946)	Mar.	1969	Joined Okadaya Co., Ltd.	14,344
		May	1992	Appointed Director of the Company	
		May	1994	Appointed Managing Director of the Company	
		May	2000	Appointed Senior Managing Director of the Company	
		May	2002	Appointed Executive Vice President of the Company	
		May	2003	Appointed Director and Senior Executive Vice President of the Company (current position)	

Candidate No.	Name (Date of Birth)	Career summary * The name of the Company in question when the director holds representative management status at such company			Number of the Company's stock owned
4	Yoshiki Mori (Sep. 16, 1950)	Mar.	1973	Joined the Company	6,000
		May	1984	Appointed Director of Japan Credit Service Co., Ltd. (now ÆON Credit Service Co., Ltd.)	
		May	1992	Appointed Managing Director of ÆON Credit Service Co. Ltd.	
		May	1994	Appointed Senior Managing Director of ÆON Credit Service Co. Ltd.	
		May	1995	Appointed President and Representative Director of ÆON Credit Service Co. Ltd. (current position)	
		May	2003	Director of the Company (current position)	
		* AEON Credit Service (Asia) Co., Ltd.			
		* AEON Thana Sinsap (Thailand) Plc.			
5	Yoshiharu Fukuhara (Mar. 14, 1931)	Apr.	1953	Joined Shiseido Co., Ltd.	0
		Feb.	1978	Appointed Director of Shiseido Co. Ltd.	
		Feb.	1983	Appointed Managing Director of Shiseido Co., Ltd.	
		Feb.	1985	Appointed Senior Managing Director of Shiseido Co., Ltd.	
		Feb.	1987	Appointed Vice President and Representative Director of Shiseido Co., Ltd.	
		Jul.	1987	Appointed President and Representative Director of Shiseido Co., Ltd.	
		Jun.	1997	Appointed Chairman and Representative Director of Shiseido Co., Ltd.	
		Jun.	2001	Appointed Honorary Chairman of Shiseido Co., Ltd. (current position)	
		May	2003	Director of the Company (current position)	
6	Minoru Makihara (Jan. 12, 1930)	Mar.	1956	Joined Mitsubishi Corp.	0
		Jun.	1986	Appointed Director of Mitsubishi Corp.	
		Jun.	1987	Appointed President of Mitsubishi International Corp.	
		Jun.	1988	Appointed Managing Director of Mitsubishi Corp.	
		Jun.	1990	Appointed Senior Managing Director of Mitsubishi Corp.	
		Jun.	1992	Appointed President and Representative Director of Mitsubishi Corp.	
		Apr.	1998	Appointed Chairman and Representative Director of Mitsubishi Corp.	
		May	2003	Director of the Company (current position)	
		Jun.	2003	Appointed Chairman and Representative Director, Mitsubishi Corp.	
		Apr.	2004	Appointed Advisor, Mitsubishi Corp. (current position)	
7	Genzo Yamazaki (Mar. 13, 1935)	Apr.	1964	Licensed to practice law	0
		Apr.	1979	Elected Vice Chairman, Daiichi Tokyo Bar Association	
		Apr.	1988	Elected Executive Director, Japan Federation of Bar Associations	
		Apr.	1996	Elected Chairman, Daiichi Tokyo Bar Association Elected Vice Chairman, Japan Federation of Bar Associations	
		Dec.	1997	Appointed bankruptcy trustee for Yaohan Japan Corp.	
		Feb.	2002	Appointed Corporate Auditor, Yaohan Co., Ltd. (now Maxvalu Tokai Co., Ltd.) (current position)	
		May	2003	Director of the Company (current position)	

Candidate No.	Name (Date of Birth)			Career summary * The name of the Company in question when the director holds representative management status at such company	Number of the Company's stock owned
8	Masami Ishizaka (Dec. 5, 1939)	Apr.	1963	Entered Ministry of Finance	0
		Jul.	1992	Director-General of Secretariat, Securities Trading Oversight Committee (MOF)	
		Jun.	1993	Director-General, Financial Bureau (MOF)	
		Jul.	1994	Director-General, Planning & Coordination Bureau, Environment Agency	
		Jul.	1995	Administrative Vice Minister, Environment Agency	
		Jul.	1996	Assistant Director, Auto Insurance Premium Assessment	
		Jul.	1998	Vice-President, Japan National Oil Corporation	
		Jun.	2004	External Auditor, Sunshine City Co., Ltd. (current position)	
		Jul.	2004	Deputy Chairman, Japan Association of Non-Life Insurers (current position)	

(Note 1) Candidates for director Yoshiharu Fukuhara, Minoru Makihara, Genzo Yamazaki and Masami Ishizaka each meets the requirements of outside director as provided for in the proviso of Paragraph 4 of Article21-8 of the Law for Special Treatment concerning Audit, etc. of Kabushiki Kaisha.

(Note 2) Candidate for director Yoshiki Mori is a representative director of ÆON Credit Service Co., Ltd.; the Company has a business relationship with this company that encompasses, among other things, a contract for the provision of credit cards and associated services.

(Note 3) No special interests exist between the Company and other candidates.

(Note 4) An asterisk (*) denotes a candidate for new Director.

[For reference]

Candidates for executive officers

	Name	Current Position
President and Representative Executive Officer	Motoya Okada	
Senior Executive Vice President	Yutaka Furutani	SM Business and Drugstore Operations
Executive Vice President	Naoki Hayashi	Personnel Management and General Affairs, and Business Ethics
Executive Vice President	Akihito Tanaka	Shopping Center Development Business
Executive Vice President	Tatsuichi Yamaguchi	Asia Operations
Senior Vice President	Kunihiko Hisaki	Merchandising
Senior Vice President	Masaaki Toyoshima	Strategy and Corporate Business Development
Senior Vice President	Atsunobu Agata	Information Technology
Senior Vice President	Kunio Nakamura	Supercenter Business
Senior Vice President	Shouhei Murai	GMS (General Merchandising Store) Business
Senior Vice President	Noriyuki Murakami	Sales Planning
Senior Vice President	Tetsu Tomonaga	Supply Chain Management
Senior Vice President	Akinori Yamashita	Finance and Accounting, and Affiliated Companies
Senior Vice President	Toshio Kawamoto	General Manager, Chubu Regional Company
Vice President	Keiichi Ishimoto	General Manager, Store Development Division
Vice President	Shigeyuki Hayamizu	General Manager, Corporate Business Department
Vice President	Akira Fujimoto	General Manager, Food Merchandising Division
Vice President	Akio Kaguri	General Manager, Maxvalu Division
Vice President	Yasuhide Chikazawa	General Manager, Kanto Regional Company
Vice President	Minoru Mukai	General Manager, Home, Digital, Sports Merchandising Division
Vice President	Tadanori Uemura	General Manager, Kita Nihon Regional Company
Vice President	Yuichiro Okauchi	General Manager, Nishi Nihon Regional Company
Vice President	Yuiken Tsutsumi	General Manager, Corporate Communications Department
Vice President*	Yoshimoto Suzuki	General Manager, H&BC Merchandising Division, and General Manager, Non-foods & Health Department

Rank	Name	Current Position
Vice President*	Yoshihiro Izuka	General Manager, Clothing Merchandising Division
Vice President*	Korehide Arai	General Manager, Clothing Planning Division
Vice President	Kazunori Umemoto	General Manager, Administration Control
Vice President*	Souichi Okazaki	President of ÆON Co., (M) Bhd. (current position)

An asterisk (*) denotes a candidate for new Vice President

May 19th, 2005
Motoya Okada
President and Representative Director,
Aeon Co., Ltd.
1-5-1 Nakase, Mihama-ku, Chiba-shi

Notice of Resolution of the 80th General Meeting of Shareholders

Dear Shareholders,

You are hereby notified that the following matters were reported and resolved upon at the 80th Ordinary General Meeting of Stockholders held today.

Matters Reported:

1. Report on the consolidated and non-consolidated balance sheet as of February 20th, 2005 and the business report and the consolidated and non-consolidated profit and loss statement for the fiscal year ending February 20th, 2005.

2. Report from the financial auditor, and the audit committee.

Report on the above two subjects were made.

Matters Resolved:

1. Appointment of 8 directors.

This item was approved and resolved as originally proposed.

-end-

[translation omitted]